

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2023

Guillermo Trias
Chief Executive Officer
Tidal Commodities Trust I
c/o Toroso Investments, LLC
234 West Florida Street
Suite 203
Milwaukee, WI 53204

> **Re: Tidal Commodities Trust I**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed November 2, 2023**
> **File No. 333-273364**

Dear Guillermo Trias:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 17, 2023 letter.

Amendment No. 1 filed November 2, 2023

General

1. We note your registration statement on Form S-4 (File No. 333-275227) is currently under review and that we issued comments on November 30, 2023. To the extent applicable, please make the changes we have requested in our other comment letter to this registration statement as well.

The Offering, page 28

2.   Please refer to comment 12 and to your revised disclosures. Please update the table of Market Price of Shares to include the third quarter and update the table on Prior Performance of the Fund to include all available monthly 2023 rates of return.

        Please contact Jessica Livingston at 202-551-3448 or Sandra Hunter Berkheimer at 202-551-3758 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Peter J. Shea